Exhibit 99.1

For Immediate Release

BCE files annual report on Form 40-F

MONTRÉAL, March 12, 2014 – BCE Inc. (TSX, NYSE: BCE) today announced the filing of its 2013 annual report on Form 40-F with the U.S. Securities and Exchange Commission (SEC).

BCE’s Form 40-F, which includes its audited financial statements for the year ended December 31, 2013, is available on BCE’s website at BCE.ca in the Investors section and on the SEC’s website at sec.gov.

Holders of BCE securities may receive a free printed copy of BCE’s audited financial statements by contacting BCE Investor Relations at 1 800 339-6353, by e-mail at investor.relations@bce.ca or in writing to 1 Carrefour Alexander-Graham-Bell, Building A, 8th Floor, Verdun, Québec, Canada H3E 3B3.

About BCE

BCE is Canada’s largest communications company, providing a comprehensive and innovative suite of broadband communication services to residential and business customers under the Bell and Bell Aliant brands. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Let’s Talk mental health initiative is a national charitable and awareness program promoting mental health across Canada with the Bell Let’s Talk Day anti-stigma campaign and significant Bell funding of community care and access, research, and workplace initiatives. To learn more, please visit Bell.ca/LetsTalk.

For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Media inquiries:
Jean Charles Robillard
Bell Communications
(514) 870-4739
jean_charles.robillard@bell.ca

Investor inquiries:
Thane Fotopoulos
BCE Investor Relations
(514) 870-4619
thane.fotopoulos@bell.ca